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                             MATERIAL CHANGE REPORT


ITEM 1.   REPORTING ISSUER

          The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

ITEM 2.   DATE OF MATERIAL CHANGE

          November 20, 2003

ITEM 3.   PRESS RELEASE

          Press release was issued by Kinross in Toronto on November 5, 2003 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          On November 5, 2003 Kinross announced the financial results for the period ended September 30, 2003.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated November 5,  2003.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

          N/A

ITEM 7.   OMITTED INFORMATION

          N/A

ITEM 8.   SENIOR OFFICER

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

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ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.


                DATED at Toronto this 10th day of November, 2003.



                                          KINROSS GOLD CORPORATION


                                                 PER:  /s/ Shelley M. Riley
                                                       --------------------
                                                 Shelley M. Riley
                                                 Corporate Secretary